UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

URON Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

917276-10-7
(CUSIP Number)

Donald Miller
1924 Cocoplum Way
Naples, FL 34105
Phone: (239) 262-7353

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

February 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917276 10 1	13D	PAGE 2 OF 5 PAGES
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Donald Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF
		834,524
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		0

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		834,524
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
834,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock No Par Value of URON, Inc.

The issuer's name and address is:

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428

Item 2. Identity and Background

(a)	Name: The reporting person is Donald Miller. Mr. Miller is Chief Executive Officer and a director of the Issuer.

(b)	Business address: Mr. Miller’s address is 1924 Cocoplum Way, Naples, FL 34105

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Miller is Chief Executive Officer and a director of the Issuer.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Mr. Miller has never been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Nothing to report.

(f) Citizenship:

Mr. Miller is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting person used personal funds in obtaining the subject shares.

Item 4. Purpose of Transaction

The Reporting Person has not formulated any definitive plans. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Mr. Miller owns 834,524 shares of URON Inc. (which includes a warrant to purchase 100,000 shares which is currently exercisable) which amounts to 11.0% of the shares outstanding (based upon 7,510,225 shares outstanding).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Mr. Miller has sole voting and dispositive power over 834,524 shares (including a warrant to purchase 100,000 shares.)

(c)	Transactions in the securities effected during the past sixty days:

Mr. Miller purchased 80,119 shares on July 2, 2007 in a private transaction at a price of $0.055 per share. Also on July 2, 2007, Mr. Miller acquired 100,000 shares in connection with the satisfaction of a promissory note. In addition, he made a loan to the Issuer and received a warrant to purchase 100,000 shares at an exercise price of $0.15 per share. The warrant expires on 7/2/2012.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SCHEDULE 13D

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007

/s/ Donald Miller
Donald Miller